Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate III Financial Partners Inc.

Commission File No.: 001-40151

Aspiration’s Global Reforestation Program for Consumers and Enterprises Adopted by Deloitte, LA Clippers and Blue Apron in the United States

March 08, 2022 08:00 AM Eastern Standard Time

LOS ANGELES—(BUSINESS WIRE)—Aspiration, a global leader in Sustainability as a Service solutions for consumers and companies, today announced three strategic relationships that showcase how Aspiration’s sustainability offerings help companies engage their customers and employees to take action toward ambitious climate goals.

Deloitte, as part of its broader initiative to engage its employees in making positive climate choices, has pledged to plant trees to recognize individuals’ actions during Earth Month in April to reduce their carbon footprint in their day-to-day work. Deloitte selected Aspiration to collaborate on this program, underscoring the importance of sustainability to both of their businesses.

“Deloitte is committed to helping its people adopt and share sustainability-focused approaches in their professional lives and where they live and work,” said Scott Corwin, Managing Director, ESG Chief Strategic and Commercial Officer for Deloitte LLP. “By empowering our employees to take climate action, Deloitte can amplify its positive impact inside and outside the organization as we fulfill our commitment to achieve net-zero greenhouse gas emissions by 2030 for our own operations.”

Recently, LA Clippers and Aspiration announced a multi-year partnership that set a new standard for social responsibility in sports by building the first climate positive arena and committing to programs that will make a difference in the fight against climate change.

“There is a responsibility associated with building the best arena in the world,” said Steve Ballmer, owner of the Clippers. “The time has come for us to be accountable and be a catalyst in protecting our planet. Aspiration, as our first founding partner, supports the stake we are planting in the ground to make Intuit Dome the most sustainable arena in the world.”

In addition, Blue Apron customers will soon be able to offset a part of their carbon footprint through Aspiration’s sustainable products. With every qualifying purchase made on a Blue Apron Aspiration Zero Card, Aspiration will plant a tree and let users plant an additional tree by rounding up purchases to the nearest dollar.

“We continue to look for ways to reward our most loyal customers financially and by partnering with Aspiration, we can help them make a positive impact on the environment with their everyday purchases,” said Linda Findley, President and CEO of Blue Apron. “This program makes it easy, automated and engaging to embed sustainability into cardmembers’ daily routine.”

“Organizations like Deloitte, the LA Clippers, Blue Apron and Aspiration share a common goal in undertaking large and impactful steps toward meeting the climate crisis,” said Joe Sanberg, cofounder of Aspiration. “Deloitte’s sustainability-focused workforce programs, the LA Clippers action against climate change, and Blue Apron’s commitment to their customers are all pioneering innovation to be better stewards of saving our planet.”

Aspiration recently entered into a merger agreement with InterPrivate III Financial Partners Inc. (NYSE: IPVF), a publicly-traded special purpose acquisition company, which, upon closing, will result in Aspiration becoming a listed company as a Public Benefit Corporation, building on Aspiration’s existing commitments to generate social and public good and operate in a responsible and sustainable manner.

About Aspiration Partners, Inc.

Aspiration is a leading platform to help people and businesses put automated sustainable impact into their hands and integrate it into their daily lives. Aspiration has earned the trust of its more than 7 million members by helping them spend, save, shop, and invest to both “Do Well” and “Do Good.” Aspiration Partners, Inc. is a certified B Corp. For more information, visit Aspiration.com or Aspiration.com/business.

About InterPrivate III Financial Partners Inc.

InterPrivate III Financial Partners Inc., led by Chairman & CEO Ahmed Fattouh, President Nicholaos Krenteras, and Vice Chairman Sunil Kappagoda, is a blank check company whose business purpose is to effect a business combination with one or more businesses in the financial services or fintech sectors. InterPrivate III’s Board of Directors includes globally recognized financial services leaders including: former BankOne Chairman, John McCoy; former Lucent and Verifone Chairman, Rich McGinn; Pine Brook founder and former Warburg Pincus Vice Chairman, Howard Newman; and fintech investor Gordy Holterman.

As used in this document, “Deloitte” means Deloitte LLP. Please see www.deloitte.com/us/about for a detailed description of our legal structure. Certain services may not be available to attest clients under the rules and regulations of public accounting.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III filed a registration statement, on February 14, 2022 which included a preliminary proxy statement/prospectus, with the United States Securities and Exchange Commission (“SEC”). The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This press release is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in the registration statement described above. Additional information regarding the participants will also be included in the definitive proxy statement/prospectus, when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Contacts

Aspiration Public Relations

Sehrish Sayani

press@aspiration.com

Aspiration Investor Relations

investors@aspiration.com

InterPrivate III Financial Partners Inc. Investor Relations

Charlotte Luer

ir@interprivate.com